                             SECURITIES AND EXCHANGE COMMISSION
                                    Washington, DC 20549

                                        SCHEDULE TO

                 Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)
                           of the Securities Exchange Act of 1934

                                     (Final Amendment)

                           OFI Tremont Core Strategies Hedge Fund
                           --------------------------------------
                                      (Name of Issuer)

                           OFI Tremont Core Strategies Hedge Fund
                           --------------------------------------
                            (Name of Person(s) Filing Statement)

                               Shares of Beneficial Interest
                               (Title of Class of Securities)

                                         67084K103
                           (CUSIP Number of Class of Securities)

                                  Lisa I. Bloomberg, Esq.
                                 Two World Financial Center
                               225 Liberty Street, 11th Floor
                               New York, New York 10281-1008
                                       (212) 323-0560
            (Name, Address and Telephone Number of Person Authorized to Receive
          Notices and Communications on Behalf of the Person(s) Filing Statement)

                                 CALCULATION OF FILING FEE

-------------------------------------------------------------------------------
 Transaction Valuation: $240,069,069a   Amount of Filing Fee: $28,256b
-------------------------------------------------------------------------------

(a)  Calculated as the  aggregate  maximum  purchase  price for  twenty-five  percent of the
Issuer's  outstanding  shares of beneficial  interest based on the estimated total net asset value of the Issuer's outstanding shares of beneficial interest as of March 31, 2005.

(b)  Calculated at 0.00011770% of the Transaction Valuation.

[ ] Check  the box if any part of the fee is  offset  as  provided  by Rule  0-11(a)(2)  and identify  the  filing  with which the  offsetting  fee was  previously  paid.  Identify  the previous filing by registration  statement  number,  or the Form or Schedule and the date of its filing.

Amount Previously Paid:  $28,256
Form or Registration No.:  005-79312
                           ---------
Filing Party:  OFI Tremont Core Strategies Hedge Fund
               --------------------------------------
Date Filed:  April 29, 2005

[ ] Check the box if the filing  relates solely to  preliminary  communications  made before the commencement of a tender offer.

Check the  appropriate  boxes below to designate  any  transactions  to which the  statement relates:

[  ]  third-party tender offer subject to Rule 14d-1.
[x]   issuer tender offer subject to Rule 13e-4.
[  ]  going-private transaction subject to Rule 13e-3.
[  ]  amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [x]

      This Final Amendment relates to the Issuer Tender Offer Statement on Schedule TO (the
"Statement") originally filed on April 29, 2005 by OFI Tremont Core Strategies Hedge Fund
(the "Fund") in connection with an offer (the "Offer") by the Fund to purchase $240,069,069 of interests in the Fund ("Interests") on the terms and subject to the conditions set forth in the Repurchase Offer Notice and the related Letter to Repurchase Offer. Copies of the
Repurchase Offer Notice and Letter to Repurchase Offer were previously filed as Exhibits
(a)(1)(i) and (a)(1) (ii) to the Statement.

      This is the Final Amendment to the Statement and is being filed to report the results of the offer. Capitalized terms not otherwise defined herein shall be the meanings ascribed to them in the Repurchase Offer Notice.

      The following information is furnished pursuant to Rule 13e-4(c)4:

      1. The Offer expired at 12:00 midnight, New York time, on May 31, 2005.

      2. $11,306,211 in Interests were validly tendered and not withdrawn prior to the expiration of the Offer, and all of those Interests were accepted for purchase, and paid for, by the Fund in accordance with the terms of the Offer.

                                         SIGNATURE

      After due  inquiry and to the best of my  knowledge  and  belief,  I certify  that the information set forth in this statement is true, complete and correct.

                                    OFI Tremont Core Strategies Hedge Fund

                                          /s/ Lisa I. Bloomberg
                                    By:______________________________________
                                          Name: Lisa I. Bloomberg
                                          Title:   Assistant Secretary

Date:  August 2, 2005